NEWS RELEASE

TSX - FR	March 31, 2023
NYSE - AG
Frankfurt – FMV

First Majestic Announces 2022 Mineral Reserve and Mineral Resource Estimates

FIRST MAJESTIC SILVER CORP. (the "Company" or “First Majestic”) is pleased to announce the 2022 Mineral Reserve and Mineral Resource estimates for its four material mineral properties with an effective date of December 31, 2022. Three material properties are currently in production: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine. The fourth material property, the Jerritt Canyon Gold Mine, was recently placed in temporary suspension to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations.

During 2022, the Company completed a total of 249,201 metres of exploration drilling representing a 9% increase in metres drilled compared to the prior year. Approximately 80% of this drilling was focused on near mine or brownfield targets while the remainder was focused on greenfield targets looking for new discoveries. In 2022, the Company’s Mineral Resource estimates show an increase in contained silver equivalent ounces more than offsetting mine depletion following a record 31.3 million silver equivalent ounces in annual production.

2022 HIGHLIGHTS (compared to prior Mineral Reserve and Mineral Resource estimates on December 31, 2021)

•Proven and Probable (“P&P”) Mineral Reserves estimates at the Company’s three producing material assets totalled 136.8 million silver equivalent (“Ag-Eq”) ounces consisting of 61.5 million ounces of silver and 781,000 ounces of gold. Silver ounces remained relatively unchanged, decreasing only 2% after the exploration programs successfully offset depletion due to production during the year. Gold ounces decreased 41%, primarily due to the Company’s decision to report only Mineral Resource estimates for the Jerritt Canyon property after temporarily suspending production and the record production at Santa Elena with the Ermitaño mine surpassing its budgeted metal output in 2022.

•Measured and Indicated (“M&I”) Mineral Resource estimates for the four material assets totalled 351.5 million Ag-Eq ounces consisting of 101.7 million ounces of silver and 2.82 million ounces of gold, representing an 8% and 2% decrease in silver and gold, respectively. Jerritt Canyon added 67,000 ounces of gold to its M&I Mineral Resource estimates at the SSX and Smith mines, which were identified by the 2022 drilling program.

•Inferred Mineral Resource estimates for the Company’s four material assets totalled 280.8 million Ag-Eq ounces consisting of 73.6 million ounces of silver and 2.36 million ounces of gold. Expansionary drilling completed during 2022 at Jerritt Canyon significantly increased the Inferred Mineral Resource estimates with the addition of 307,000 ounces of gold at the SSX, Smith, and West Generator mines. Drilling during the past year at San Dimas also increased the Inferred Resource estimates, adding 8.6 million Ag-Eq ounces consisting of 1.3 million ounces of silver and 25,000 ounces of gold.

2022 PRODUCTION TABLE
(1) Silver‐equivalent ounces are estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Details as to the method of calculation can be found in the applicable tables in each mine section of the Company’s 2022 Annual Information Form.

Metal price assumptions used to estimate the December 31, 2022 Mineral Reserves were $21.50/oz for silver and $1,750/oz for gold. This compares to the previous metal price assumptions of $22.50/oz for silver and $1,750/oz for gold used to calculate the Company’s 2021 Mineral Reserves.

MINERAL RESERVE AND MINERAL RESOURCE UPDATE

As of December 31, 2022, P&P Mineral Reserve estimates at the Company’s three producing material assets totalled 61.5 million ounces of silver and 781,000 ounces of gold, which represents a total of 136.8 million Ag-Eq ounces. At the San Dimas and La Encantada mines, the P&P Mineral Reserve estimates remained relatively unchanged as a result of the exploration programs offsetting the production depletion. At Santa Elena, P&P Mineral Reserve estimates decreased 14% to 47.0 million Ag-Eq ounces consisting of 10.1 million ounces of silver and 320,000 ounces of gold. The decrease at Santa Elena is the result of depletion after record production in the Ermitaño mine during 2022. Consolidated tonnage at the three material assets was 11.3 million tonnes, with estimated grades of 169 g/t silver and 2.14 g/t gold. The decrease of 14% in the consolidated tonnage is primarily due to the depletion in Mineral Reserve estimates at Santa Elena and the exclusion of the Mineral Reserve estimates for Jerritt Canyon following the Company’s decision to report only Mineral Resources at that property after temporarily suspending production. This decrease was partially offset by increases in tonnage at the San Dimas and La Encantada mines.

Proven and Probable Mineral Reserve Estimates with an Effective Date of December 31, 2022

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2) The Mineral Reserve statement provided in the table above have an effective date of December 31, 2022. The Mineral Reserve estimates were prepared under the supervision of Ramón Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI 43-101 who has the appropriate relevant qualifications, and experience in mining and mineral reserves estimation.
(3) The Mineral Reserves were estimated from the Measured and Indicated portions of the Mineral Resource estimate. Inferred Mineral Resources were not considered to be converted into Mineral Reserves.
(4) Silver-equivalent grade (Ag-Eq) is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.
(a) The Ag-Eq grade formula used was:
Ag-Eq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).
(b) Metal prices considered for Mineral Reserves estimates were $21.50/oz Ag and $1,750/oz Au for all sites.
(c) Other key assumptions and parameters include: metallurgical recoveries; metal payable terms; direct mining costs, processing costs, indirect and G&A costs and sustaining costs. These parameters are different for each mine and mining method assumed and are presented in each mine section of the 2022 AIF.
(5) A two-step constraining approach has been implemented to estimate reserves for each mine and mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access, infrastructure and sustaining costs. A second Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the GC grade.
(6) The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines and are presented in each mine section in the 2022 AIF.
(7) Modifying factors for conversion of resources to reserves include consideration for planned dilution which is based on spacial and geotechnical aspects of the designed stopes and economic zones, additional dilution consideration due to unplanned events, materials handling and other operating aspects, and mining recovery factors. Mineable shapes were used as geometric constraints.
(8) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Metal prices and costs are expressed in USD.
(9) Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.
(10) The technical reports from which the above-mentioned information is derived are cited under the heading "Technical Reports for Material Properties" in the 2022 AIF.

M&I Mineral Resource estimates for the four material assets totalled 351.5 million Ag-Eq ounces consisting of 101.7 million ounces of silver and 2.82 million ounces of gold. The consolidated tonnage was 25.3 million tonnes with estimated grades of 125 g/t silver and 3.47 g/t gold. The M&I tonnes were relatively unchanged with a 1% decrease over 2021. M&I Mineral Resources at Jerritt Canyon increased by 67,000 ounces of gold primarily due to a successful near-mine drilling program at the SSX and Smith mines that outlined new mineral deposits. M&I Mineral Resources estimates are reported inclusive of Mineral Reserves.

Inferred Mineral Resource estimates for the four material assets totalled 280.8 million Ag-Eq ounces consisting of 73.6 million ounces of silver and 2.36 million ounces of gold. The consolidated tonnage was 21.2 million tonnes with estimated grades of 108 g/t silver and 3.47 g/t gold. Successful near mine exploration drilling at Jerritt Canyon outlined new Inferred Resources at the SSX, Smith, and West Generator mines totalling 307,000 ounces of gold. Most of these ounces were discovered along the newly opened mine corridor connecting the SSX and Smith mines and extend north of the Mahala gold mineralization (Zones 1-9 of the SSX mine to Zone 10 of the Smith Mine). The mineralization remains open in several directions and the Company plans to conduct further exploration in 2023.

Measured and Indicated Mineral Resource Estimates with an Effective Date of December 31, 2022

Mine / Project	Mineral Type	Tonnage	Grades			Metal Content		
Category / Area		k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
MATERIAL PROPERTIES								
SAN DIMAS								
Measured (UG)	Sulphides	2,391	444	5.85	940	34,160	450	72,220
Indicated (UG)	Sulphides	1,895	334	3.79	654	20,320	231	39,840
Total Measured and Indicated (UG)	**Sulphides**	**4,285**	**395**	**4.94**	**813**	**54,480**	**681**	**112,060**
SANTA ELENA								
Measured Ermitano (UG)	Sulphides	354	40	4.11	552	460	47	6,280
Measured Santa Elena (UG)	Sulphides	483	135	1.52	263	2,090	24	4,080
Indicated Ermitano (UG)	Sulphides	2,501	67	4.01	566	5,370	322	45,510
Indicated Santa Elena (UG)	Sulphides	1,490	157	1.47	280	7,510	70	13,440
Indicated (Leach Pad)	Oxides Spent Ore	190	34	0.61	85	210	4	520
Total Measured and Indicated (UG+Pad)	**All Mineral Types**	**5,018**	**97**	**2.89**	**433**	**15,640**	**467**	**69,830**
LA ENCANTADA								
Indicated (UG)	Oxides	4,176	165	-	165	22,200	-	22,200
Indicated Tailings Deposit No. 4	Oxides	2,459	119	-	119	9,410	-	9,410
Total Measured and Indicated (UG+Tailin	**All Mineral Types**	**6,635**	**148**	**-**	**148**	**31,610**	**-**	**31,610**
JERRITT CANYON							-	
Measured (UG)	Sulphides	4,988	-	5.61	463	-	900	74,320
Indicated (UG)	Sulphides	4,171	-	5.58	461	-	748	61,790
Indicated (OP)	Sulphides	180	-	4.00	330	-	23	1,910
Total Measured and Indicated (UG+OP)	**All Mineral Types**	**9,339**	**-**	**5.57**	**460**	**-**	**1,671**	**138,020**
SUBTOTAL MATERIAL PROPERTIES								
Total Measured	**All mineral types**	**8,215**	**139**	**5.38**	**594**	**36,710**	**1,420**	**156,900**
Total Indicated	**All mineral types**	**17,061**	**119**	**2.55**	**355**	**65,020**	**1,398**	**194,620**
Total Measured and Indicated	**All mineral types**	**25,277**	**125**	**3.47**	**433**	**101,730**	**2,818**	**351,520**

1.Mineral Resource estimates have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101.
2.The Mineral Resource estimates provided above have an effective date of December 31, 2022. The estimates were prepared by the Company’s Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Ramon Mendoza Reyes, P.Eng., Internal QP for First Majestic.
3.Sample data was collected through a cut-off date of December 31, 2022, for the Material Properties. All properties account for relevant technical information and mining depletion through December 31, 2022.
4.Metal prices considered for Mineral Resources estimates were $23.00/oz Ag and $1,900/oz Au.
5.Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2022 Annual Information Form (AIF).
6.The cut-off grades and cut-off values used to report Mineral Resources are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section of the AIF.
7.Measured and Indicated Mineral Resource estimates are inclusive of the Mineral Reserve estimates. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.
8.Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding.
9.The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Technical Reports for Material Properties" in the 2022 AIF.

Inferred Mineral Resource Estimates with an Effective Date of December 31, 2022

1.Mineral Resource estimates have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101.
2.The Mineral Resource estimates provided above have an effective date of December 31, 2022, for the Material Properties. The estimates were prepared by the Company’s Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Ramon Mendoza Reyes, P.Eng., Internal QP for First Majestic.
3.Sample data was collected through a cut-off date of December 31, 2022, for the material properties. All properties account for relevant technical information and mining depletion through December 31, 2022.
4.Metal prices considered for Mineral Resources estimates were $23.00/oz Ag and $1,900/oz Au.
5.Silver-equivalent grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2022 Annual Information Form (AIF).
6.The cut-off grades and cut-off values used to report Mineral Resources are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section of the 2022 AIF.
7.Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Technical Reports for Material Properties" in the 2022 AIF.

The Company also announces that its 2022 Annual Information Form has been filed on SEDAR. In addition, a Form 40-F report has been filed with the United States Securities and Exchange Commission and is available on EDGAR and the Company’s website at www.firstmajestic.com.

Shareholders may also receive a copy of First Majestic’s Annual Report which includes the audited financial statements, without charge, upon request to First Majestic, Suite 1800 - 925 West Georgia Street Vancouver, B.C., Canada, V6C 3L2 or to info@firstmajestic.com.

Mr. Ramon Mendoza Reyes, P.Eng., Vice President Technical Services for First Majestic, is a "Qualified Person" as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and the Jerritt Canyon Gold Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; commercial mining operations; exploration programs; cash flow; budgets; the timing and amount of estimated future production; ore grades; recovery rates; and costs; Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics or public health crises on our operations and workforce, and the effects on global economies and society, actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; fluctuations in costs; labour relations; availability and performance of contractors; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation including appeals of judgments; resolutions of claims and arbitration proceedings; negotiations and regulatory proceedings; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.